UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  ___________  to  ___________
Commission file number: 0-52705
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Abington Bank 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Abington Bancorp, Inc.
180 Old York Road
Jenkintown, Pennsylvania 19046

REQUIRED INFORMATION
Financial Statements. The following financial statements and schedule are filed as part of this annual report for the Abington Bank 401(k) Plan (the “Plan”):

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Abington Bank 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Abington Bank 401(k) Plan (Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BEARD MILLER COMPANY LLP
Beard Miller Company LLP
Reading, Pennsylvania
June 24, 2009

ABINGTON BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:

Cash	$112	$16,968
Stock liquidity fund — cash account	2,654	10
Investments, at fair value	8,751,157	10,621,620

Total assets	8,753,923	10,638,598

LIABILITIES:

Excess contributions payable	2,420	9,943

Total liabilities	2,420	9,943

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	8,751,503	10,628,655

Adjustments from fair value to contract value for fully benefit- responsive investment contract	120,408	1,833

NET ASSETS AVAILABLE FOR BENEFITS	$8,871,911	$10,630,488

See notes to the financial statements.

ABINGTON BANK 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

2008

ADDITIONS:
Investment income (loss):
Dividends and interest	$246,715
Net depreciation in fair market value of investments	(2,005,918)

Total investment income (loss)	(1,759,203)

Contributions:
Employer contributions	130,422
Employee contributions	379,658

Total contributions	510,080

Total additions (deductions)	(1,249,123)

DEDUCTIONS:
Investment and advisory service fees	235
Distributions to participants	509,219

Total deductions	509,454

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,758,577)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	10,630,488

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$8,871,911

See notes to the financial statements.

ABINGTON BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008
1.	DESCRIPTION OF THE PLAN
The Abington Bank (the “Bank”) 401(k) Plan (the “Plan”) is a defined contribution plan that was initiated on January 1, 1975. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
a.
General—The Plan is a defined contribution plan covering all full-time employees of the Bank who have at least 6 months of service. The Plan has no age requirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.	Stock Liquidity Fund — Cash Account— Represents the value of an interest-bearing money market account used to hold Plan contributions prior to the purchases of Abington Bancorp, Inc. common stock.
c.
Contributions—Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Bank contributed 50 percent of the first 6 percent of base compensation that a participant contributed to the Plan during plan year 2008. Additional amounts may be contributed at the option of the Bank’s board of directors.

d.
Participant Accounts—Each participant’s account is credited with the participant’s contributions and allocations of the Bank’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Substantially all administration expenses are paid directly by the Bank outside of the Plan’s assets.

e.
Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100 percent vested after six years of credited service.

f.
Investment Options—Upon enrollment in the Plan, a participant may direct employee contributions among available investment funds. Employer contributions are made in cash. A participant may elect to transfer that contribution to any investment fund.

g.
Hardship Withdrawal—A hardship withdrawal is a distribution taken to satisfy an immediate and heavy financial need that cannot be satisfied from other financial resources. Hardship withdrawals are permitted from the Plan with proper Employer approval. Amounts withdrawn for hardship may not be redeposited to this or any other Plan maintained by the Bank, and they may not be rolled over to either an IRA or another qualified retirement plan. Hardship withdrawals of approximately $39,000 were taken during the year ended December 31, 2008.

h.
Payment of Benefits—On termination of service due to death, disability or retirement, a participant will receive an amount equal to the value of the participant’s vested interest in his or her account. Upon termination of service other than by death, disability or retirement, a participant will receive a lump sum payment if the total of their vested account does not exceed $5,000. If the vested account balance exceeds $5,000, the assets will generally be held in a trust until the participant’s normal or early retirement date, however, terminated participants may elect to receive their salary deferral accounts in the year following termination.

i.	Participant Loans—The Plan does not permit participants to borrow funds from Participant Accounts.
j.
Forfeited Accounts—At December 31, 2008 and 2007, forfeited nonvested accounts totaled approximately $1,000 and $0, respectively. Forfeited accounts will first be made available to reinstate previously forfeited accounts, as defined. Any remaining forfeited accounts will be used to reduce future Bank matching or discretionary contributions. During the year ended December 31, 2008, no forfeitures were used to reduce Bank matching or discretionary contributions.

k.
Recent Accounting Pronouncements—In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FASB Statement No. 157, Fair Value Measurements, defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP FAS 157-4 provides additional guidance on determining when the volume and level of activity for the asset or liability has significantly decreased. The FSP also includes guidance on identifying circumstances when a transaction may not be considered orderly.

FSP FAS 157-4 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with Statement 157.
This FSP clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly. In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The FSP provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.
This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 157-4 must also early adopt FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. The Plan is continuing to evaluate the impact that this pronouncement will have on the Plan’s financial statements.
In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. Previously, this assessment required management to assert it has both the intent and the ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing an other-than-temporary impairment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price.

In instances when a determination is made that an other-than-temporary impairment exists but the investor does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, FSP FAS 115-2 and FAS 124-2 changes the presentation and amount of the other-than-temporary impairment recognized in the income statement. The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.
This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 115-2 and FAS 124-2 must also early adopt FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. The Plan is continuing to evaluate the impact that this pronouncement will have on the Plan’s financial statements.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation—The Plan’s investments are stated at fair value. Fair value measurements are further discussed in Note 8.
Investments in fully benefit-responsive investment contracts are presented in accordance with FASB Staff Position AAG INV-1 and Statement of Position (“SOP”) No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The contract value is equal to principal balance plus accrued interest.
Purchases and sales of securities are recorded on a trade-date basis.
Net Depreciation in Fair Value of Investments—Net depreciation in fair value of investments includes realized gains and losses and appreciation or depreciation in the fair market value of the Plan’s investments, except for its benefit-responsive investment contract, for which the appreciation or depreciation in the contract value is included.
Recognition of Income—Dividends and interest are included in income on an accrual basis when earned based on the term of the investments and the periods during which the investments are owned by the Plan. The Plan includes unrealized gains or losses on the Plan’s investments in income in the year in which they occurred.

Fees—Administrative expenses and fees that are paid out of the Plan are recorded by the Plan as incurred.
Payment of Benefits—Benefit payments to participants are recorded upon distribution. No amounts were allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2008 and 2007.
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.
Investment Fees—Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.
3.	TERMINATION OF THE PLAN
Although it has not expressed any intent to do so, the Bank reserves the right, at any time, to discontinue permanently or temporarily its contributions to the Plan and to terminate its participation in the Plan. The interest of the members shall be nonforfeitable and fully vested in the event the Plan is terminated.
4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Abington Bancorp, Inc. is the sponsoring employer of this plan. Abington Bancorp, Inc. is a Pennsylvania corporation which was organized to be the stock holding company for Abington Savings Bank in connection with Abington Bancorp’s second-step conversion and reorganization completed on June 27, 2007. During the year ended December 31, 2008, approximately $97,000 of dividend income was recorded by the Plan on the shares of Abington Bancorp, Inc.
5.	TAX STATUS
As of January 1, 1975, the Bank adopted a nonstandardized defined contribution flexible 401(k) plan provided by Alliance Benefits Group (f.k.a. Manchester Benefits Group, Ltd.) and the Bank. The Bank also adopted an amendment to the Plan effective January 1, 2005. The Internal Revenue Service has determined and informed Alliance Benefits Group by letter dated November 19, 2001, that the Plan as then designed was in accordance with applicable sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	INVESTMENTS
The following presents the fair value of investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2008	2007

Lord Abbett Mid Cap Value Fund*	$—	$562,393
American Funds Cap World & Gro Inc*	441,840	707,702
American Funds Invest. Co. of America*	320,452	542,360
MetLife Stable Value Fund	749,445	778,204
Self Directed Brokerage Account	594,323	667,560
Abington Bancorp, Inc. Common Stock	4,455,238	4,683,131

*	The 2008 balance does not represent 5% or more of the Plan’s net assets for that year, but is shown for comparative purposes.
The following presents detail of the net depreciation in fair value of investments for the year ended December 31, 2008. Amounts include realized gains and losses and appreciation or depreciation in the fair market value of the Plan’s investments, except for its fully benefit-responsive investment contract (MetLife Stable Value Fund), for which the appreciation in the contract value is included.

Year Ended
December 31, 2008
Mutual Funds	$(1,802,389)
MetLife Stable Value Fund	38,695
Self Directed Brokerage Account	(188,532)
Abington Bancorp, Inc. Common Stock	(53,692)

$(2,005,918)

7.	INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan has entered into a fully benefit-responsive investment contract with Metropolitan Life Insurance Co. (“MetLife”). MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment option or deletion of equity wash provision, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.
The average yields of the guaranteed investment contract are as follows for the year ended December 31, 2008:

2008

Based on actual earnings	(10.29)%
Based on interest rate credited to participants	5.11%
The following table reconciles the fair value of the fully benefit-responsive investment contract with its contract value as of December 31, 2008 and 2007:

	December 31,
	2008	2007

Fair value	$749,445	$778,204
Adjustment from fair value to contract value	120,408	1,833

Contract value	$869,853	$780,037

8.	FAIR VALUE MEASUREMENTS
The Plan’s investments are stated at fair value. Under Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, the Company groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:
•	Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.
•
Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Under SFAS No. 157, the Plan bases the fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS No. 157.

Following is a description of valuation methodologies used for assets recorded at fair value.
Money Market Funds—Money market funds are valued at cost plus accrued interest, which approximates fair value.
Common Stocks— Abington Bancorp, Inc. common stock and other common stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.
Mutual Funds and Registered Investment Companies—The shares of mutual funds and registered investment companies, including the self directed brokerage account, are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.
Investment Contracts—Investments in the non-benefit-responsive investment contracts are valued based upon the quoted redemption value of units owned by the Plan at year-end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The MetLife Stable Value Fund is a fully benefit-responsive investment contract.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	December 31, 2008
	Total	Level 1	Level 2	Level 3

Abington Bancorp, Inc. common stock	$4,455,238	$4,455,238	$—	$—
Mutual funds	2,952,151	2,952,151	—	—
Self directed brokerage account	594,323	594,323	—	—
MetLife Stable Value Fund	749,445	—	—	749,445

Total	$8,751,157	$8,001,712	$—	$749,445

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Year Ended December 31, 2008
Guaranteed Investment Contract

Balance, beginning of the year	$778,204

Net realized gains	5,990

Net unrealized gains relating to instruments still held at the reporting date	(85,870)

Purchases, sales, issuances and settlements, net	51,121

Balance, end of the year	$749,445

9.	RISKS AND UNCERTAINTIES
The Plan invests in mutual funds and common stock. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2008 and 2007:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$8,871,911	$10,630,488
Adjustment for 2008 excess contributions distributed in 2009	2,420	—
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(120,408)	(1,833)

Net assets available for benefits per the Form 5500	$8,753,923	$10,628,655

     A reconciliation of the change in net assets available for benefits according to the financial statements consists of the following for the year ended December 31, 2008:

December 31,
2008
Decrease in net assets available for benefits per the financial statements	$(1,758,577)
Adjustment for 2008 excess contributions distributed in 2009	2,420
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(118,575)

Change in net assets available for benefits per the Form 5500	$(1,874,732)

******

ABINGTON BANK 401(k) PLAN
SCHEDULE H, ITEM 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		Description of Investment including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor or Similar Party*	Collateral, Par or Maturity Value	Current Value

	Pioneer	Cullen Value Fund	$197,400
	Franklin	Small Cap Value Fund	2,773
	Hartford	Small Company R4	251,278
	Columbia	Mid Cap Value Fund Z	339,985
	Rainier	Large Cap Equity Fund	2,597
	Thornburg	International Value	232,286
	American Funds	Cap World & Gro Inc	441,840
	American Funds	Inv Co America	320,452
	American Funds	Growth Fund R4	230,796
	Van Kampen	Capital Growth Fund	187,358
	Russell	Equity Aggressive	30,981
	Russell	Aggressive	27,722
	Russell	Moderate	36,848
	Russell	Balanced	191,130
	Russell	Conservative	7,315
	Calvert	Income	219,154
	Baron	Asset Fund	149,942
	American Funds	Intermediate Bond	82,294
***	Metropolitan Life	Stable Value Fund	749,445
	Charles Schwab	Self Directed Brokerage	594,323
**	Abington Bancorp, Inc.	Common Stock	4,455,238

			$8,751,157

*	All parties are registered investment companies except for Abington Bancorp, Inc.

**	Indicates party-in-interest to the Plan

***	Stable Value Fund contract value is $869,853

Column (d), cost, has been omitted as all investments are participant directed

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ABINGTON BANK 401(k) PLAN
June 29, 2009	By:	/s/ Robert W. White
Robert W. White, on behalf of
Abington Savings Bank as the Plan Administrator

INDEX TO EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm